May 7, 2025

Nicolas Link
Chief Executive Officer
Ilustrato Pictures International, Inc.
26 Broadway, Suite 934
New York, NY 10004

        Re: Ilustrato Pictures International, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Forms 10-Q for the Fiscal Quarters Ended March 31, 2024 and June 30, 2024
            Form 8-K/A Furnished August 23, 2024
            File No. 000-56487
Dear Nicolas Link:

        We issued comments to you on the above captioned filings on October 22, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 20, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing